                                    FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO 15(d) OF
     THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2002

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 333-98681

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
                            (Full title of the Plan)

                                 CONOCOPHILLIPS
                         (Name of issuer of securities)

600 NORTH DAIRY ASHFORD
HOUSTON, TEXAS                                                    77079
(Address of principal executive office)                        (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Financial statements of the Tosco Corporation Capital Accumulation Plan, filed as a part of this annual report, are listed in the accompanying index.

(b) Exhibits

Exhibit 23    Consent of Independent Auditors.
Exhibit 99    Certifications Pursuant to 18 U.S.C. Section 1350,
                As Adopted Pursuant to Section 906 of the
                Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Capital Accumulation Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            TOSCO CORPORATION
                                        CAPITAL ACCUMULATION PLAN

                                             /S/ J. W. Sheets
                                        ---------------------------
                                               J. W. Sheets
                                        Plan Financial Administrator

June 25, 2003

INDEX TO FINANCIAL STATEMENTS                                  TOSCO CORPORATION
AND SCHEDULE                                           CAPITAL ACCUMULATION PLAN

                                                                            Page
Report of Independent Auditors ............................................   3

Financial Statements

  Statement of Net Assets Available for Benefits at December 31, 2002
    and 2001 ..............................................................   4

  Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 2002 ..........................................   5

  Notes to Financial Statements ...........................................   6

Supplemental Schedule*

  Schedule of Assets (Held at End of Year) as of December 31, 2002,
    Schedule H, Line 4i ...................................................  13

Exhibit Index .............................................................  14

-------------
* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT AUDITORS

The Capital Accumulation Plan Committee
Tosco Corporation Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the Tosco Corporation Capital Accumulation Plan (Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for Tbenefits for the year ended December 31, 2002. These financial statements are the responsibility of the Capital Accumulation Plan Committee (Committee). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ ERNST & YOUNG LLP
                                                           ERNST & YOUNG LLP

Houston, Texas
June 25, 2003

STATEMENT OF NET ASSETS                                        TOSCO CORPORATION
AVAILABLE FOR BENEFITS                                 CAPITAL ACCUMULATION PLAN

                                                            Thousands of Dollars
                                                            --------------------
At December 31                                                2002         2001
                                                            --------------------
ASSETS
Investments
  Vanguard PRIMECAP Fund                                    $     524    116,204
  Vanguard Wellington Fund                                        457     52,503
  Vanguard Federal Money Market Fund                              330     27,441
  Vanguard 500 Index Fund                                         491     71,023
  Vanguard Long-Term Treasury Fund                                 38     12,211
  Vanguard International Growth Fund                              107     11,697
  Vanguard Explorer Fund                                            5      1,784
  Vanguard Total Bond Market Index Fund                            20      2,929
  Vanguard Extended Market Index Fund                               1        805
  American Express Income Fund                                  1,951     43,037
  Credit Suisse Warburg Pincus
    Value II                                                       49      7,024
  ConocoPhillips common stock                                       -    104,347
  Loans to Plan participants                                        -      7,583
--------------------------------------------------------------------------------
                                                                3,973    458,588
Contributions receivable                                            -         10
--------------------------------------------------------------------------------
Total Assets                                                    3,973    458,598
--------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                           $   3,973    458,598
================================================================================

See Notes to Financial Statements.

STATEMENT OF CHANGES IN NET                                    TOSCO CORPORATION
ASSETS AVAILABLE FOR BENEFITS                          CAPITAL ACCUMULATION PLAN

                                                                     Thousands
Year Ended December 31, 2002                                         of Dollars
                                                                     ----------
ADDITIONS
Contributions
    Company                                                          $    8,239
    Participants                                                          5,864
-------------------------------------------------------------------------------
                                                                         14,103
-------------------------------------------------------------------------------

Investment Income
  Interest and dividend income                                            9,216
  Interest on participant loans                                             595
-------------------------------------------------------------------------------
                                                                          9,811
-------------------------------------------------------------------------------

Total                                                                    23,914
-------------------------------------------------------------------------------

DEDUCTIONS
Distributions to participants or their beneficiaries                     28,009
Net depreciation in fair value of investments                            74,502
Asset transfers out                                                     376,010
Other, net                                                                   18
-------------------------------------------------------------------------------
Total                                                                   478,539
-------------------------------------------------------------------------------

NET CHANGE                                                             (454,625)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year                                                       458,598
-------------------------------------------------------------------------------

End of Year                                                          $    3,973
===============================================================================

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS                                  TOSCO CORPORATION
                                                       CAPITAL ACCUMULATION PLAN

NOTE 1--PLAN DESCRIPTION

The following describes the Tosco Corporation Capital Accumulation Plan (the
Plan) at December 31, 2002, subject to and qualified by the more complete information appearing in the Plan document as of that date.

GENERAL

The Plan was a defined contribution, 401(k) profit sharing plan, covering eligible, full-time employees of Tosco Corporation, which merged into ConocoPhillips Company on January 1, 2003 (Sponsor), and subsidiaries. Highly compensated employees (employees who made more than $120,000 in 2002) could enroll in and contribute to the Plan after one continuous year of employment with the Sponsor. All other eligible employees could enroll in and contribute to the Plan in the month following their date of hire, but had to complete one continuous year of service to receive company contributions. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code as amended by the Tax Reform Act of 1986 and subsequent legislation.

On March 12, 2002, stockholders of Phillips Petroleum Company and Conoco Inc. approved a merger of the two companies to form ConocoPhillips, the parent of ConocoPhillips Company. The merger was finalized on August 30, 2002. Under the terms of the merger agreement, each outstanding share of Phillips Petroleum Company common stock, including all those held by the Plan, was automatically converted into one share of the new ConocoPhillips common stock.

The Sponsor had a trust agreement with the Vanguard Fiduciary Trust Company (Vanguard). Vanguard also maintained the individual participant account records and served as custodian for the Plan's investments. Additionally, the Sponsor had an auxiliary trust agreement with the American Express Trust Company (American Express), which appointed them trustee of the American Express Income Fund.

The Plan was administered by the Capital Accumulation Plan Committee, the members of which were appointed by the Board of Directors of ConocoPhillips Company. The Plan Financial Administrator and Plan Benefits Administrator were the persons who occupied, respectively, the ConocoPhillips positions of Treasurer and Compensation and Benefits Manager. Members of the Committee and the Plan Administrators served without compensation, but were reimbursed by the Sponsor for necessary expenditures incurred in the discharge of their duties. The Chief Financial Officer of

ConocoPhillips had sole discretion to select at least three investment funds representing a broad range of investment alternatives.

Effective January 1, 2002, the Plan was amended to make all participants not covered by a collective bargaining agreement ineligible to make or receive any contribution, except the Pension Contribution, which certain participants were still eligible to receive. The participants immediately became eligible to contribute to another defined contribution plan maintained by the Plan Sponsor.

On December 31, 2002, the Plan was amended to approve the transfer of the majority of the participants' account balances to the ConocoPhillips Savings Plan (CPSP) accounts in similar funds or investments, as directed by the participants. The exceptions were certain employees in the Plan who were also in the Tosco Pension Plan with a Pension Equity Retirement Contribution (PERC). Additionally, participants who were receiving Contributions in Lieu of Pension
(CILP) continued to have those contributions made to the Plan.

CONTRIBUTIONS

In 2002, participants could contribute between 2 and 15 percent of their eligible compensation (up to $200,000) to the Plan on a pre-tax basis, after-tax basis, or a combination of both, in 1 percent increments. Prior to January 1, 2002, for participants who had completed one year of continuous service, the Sponsor contributed an amount equal to the first 6 percent of compensation contributed by a participant during each pay period (Matching Contribution). The Matching Contribution level was reduced from 100 percent to 75 percent if an employee had participated in the Plan for less than five years, unless certain conditions were met. In addition, the Sponsor contributed 2 percent (Profit Sharing Contribution) of eligible compensation to certain participants. On January 1, 2002, the Plan was amended to exclude the Sponsor's Matching Contribution and their Profit Sharing Contribution.

Also after the completion of one year of continuous service, the Sponsor made additional non-matching contributions of 5 percent to certain eligible employees who did not participate in the Tosco Pension Plan, a defined benefit pension plan. Contributions in Lieu of Pension (CILP) were sponsor non-matching contributions of 5 percent for participants not covered by a qualified defined benefit plan maintained by the Company or an Affiliate, excluding certain participants in categories of employment as defined in the Plan document. Pension Equity Retirement Contributions (PERC) were 5 percent non-matching contributions for specific participants, as defined in the Plan document, who were former employees of Exxon Mobil Corporation (a Predecessor Employer).

Participant investment choice dictated the allocation of the Sponsor's contributions. Earnings on investments held by the Plan in the name of a participant were automatically invested in the respective fund from which the earnings were derived.

PARTICIPANT ACCOUNTS

Separate accounts were maintained for each participant. Each participant's account was directly credited with the participant's contribution, the Sponsor's matching contribution, and the Sponsor's pension and profit sharing contributions, if applicable. Net earnings from investments in investment funds, which include appreciation (depreciation) in fair value, were allocated to each participant's account based on the ratio of that participant's account balance by investment fund to the total of the investment fund portion of all participants' account balances. The benefit to which a participant was entitled was solely that which could be provided from the participant's account.

VESTING

Employees were immediately vested in their individual and in the Matching and Profit Sharing Contributions, including earnings thereon. Employees hired prior to January 1, 2000 were 100 percent vested in any CILP contributions. Employees hired on or after January 1, 2000, became vested in CILP contributions based on their years of service as follows:

Years of Service                                                  Percent Vested
----------------                                                  --------------
Fewer than 2                                                            -%
2                                                                      25%
3                                                                      50%
4                                                                      75%
5 or more                                                             100%
-------------------------------------------------------------------------

LOANS TO PARTICIPANTS

The Plan, with certain limitations, could make loans to participants with an interest rate approximately equal to the prime interest rate on the origination date, plus 1 percent. A loan from the Plan could be made for up to the lesser of 100 percent of the participant's pretax contributions or 50 percent of the participant's total account balance, with a maximum of $50,000 and a minimum of $1,000. The maturity on these loans could not exceed five years. The participants were required to pay all loan origination and administrative fees. All interest payments made under the terms of the loan were credited to the participant's account and not considered general earnings of the Plan. Participants' loans were repaid through payroll deductions and were collateralized by the participants' vested account balances. Loans outstanding were included in the Loans to Plan participants in the accompanying financial statements.

PAYMENT OF BENEFITS

Benefits of the Plan were payable upon reaching normal retirement, early retirement, termination, or in the event of death or disability. Benefits could be provided through the purchase of a 50 percent joint and survivor annuity (in the case of a married participant) or a life annuity (in the case of a single participant). Participants could also elect to receive benefits in a lump sum, another form of annuity, or any other form approved by the Committee of the Plan. Married participants could not elect such other forms without the consent of their spouses. Any whole shares of stock in a participant's stock fund account were distributed in the form of shares of stock, at the participant's discretion. All other amounts, including fractional shares of stock, were distributed to the participant in cash.

ADMINISTRATION FEES

All Plan investment management fees were paid from the investment earnings of the individual investment funds and all other administration fees were paid by the Sponsor and are not reflected in the Plan's financial statements.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are presented on the accrual basis of accounting. Distributions to participants or their beneficiaries were recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates and assumptions.

NOTE 3--INVESTMENTS

In 2002, participants could designate, in 5 percent increments, the portion of their contributions to be placed in various investment funds. Loan repayments were allocated to these funds based on the participant's current contribution designation.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

VALUATION

At December 31, 2002 and 2001, common stock and mutual fund securities were valued at fair value, using their quoted market price. Common collective trust fund holdings were stated at the values reported by the applicable custodian, which were market values for marketable securities and contract values, which approximated fair value, for insurance contracts. Participant loans were valued at cost, which approximated fair value. Purchases and sales of investments were recorded on a trade date basis.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

APPRECIATION (DEPRECIATION)

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                     Thousands
                                                                    of Dollars
                                                                    -----------
Vanguard PRIMECAP Fund                                              $   (28,842)
Vanguard Wellington Fund                                                 (5,173)
Vanguard 500 Index Fund                                                 (16,719)
Vanguard Long-term Treasury Fund                                          1,218
Vanguard International Growth Fund                                       (2,210)
Vanguard Explorer Fund                                                     (575)
Vanguard Total Bond Market Index Fund                                        88
Vanguard Extended Market Index Fund                                        (184)
Credit Suisse Warburg Pincus Value II                                    (1,547)
ConocoPhillips common stock                                             (20,558)
-------------------------------------------------------------------------------
                                                                    $   (74,502)
===============================================================================

NOTE 4--ASSET TRANSFERS OUT

At the close of business on December 31, 2002, approximately
$376 million of assets were transferred out of the plan as part of the merger with the ConocoPhillips Savings Plan.

NOTE 5--PLAN TERMINATION

The Sponsor had the right under the Plan to (i) discontinue its contributions at any time, which it did with respect to contributions to CILP on January 1, 2003, and to PERC on March 31, 2003, and (ii) to terminate the Plan subject to the provisions of ERISA, which was done, effective April 14, 2003. Upon termination, the Plan's assets were distributed to the participants, as soon as possible and legally permitted, on the basis of their account balances existing on the date of termination, as adjusted for investment gains and losses.

NOTE 6--TAX STATUS

The Internal Revenue Service (IRS) determined on September 21, 1995, that the Plan, as amended through December 19, 1994, was qualified under Section 401(a) of the Internal Revenue Code of 1986 and the Trust was exempt from federal income tax under Section 501(a). Subsequent amendments were adopted, but were not expected to affect the qualified status of the Plan. The Committee was not aware of any activity that affected the qualified status of the Plan.

NOTE 7--PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan were in shares of mutual funds managed by Vanguard. Because Vanguard was the Plan's trustee, these transactions qualified as party-in-interest transactions. Because American Express was the trustee of the American Express Income Fund, American Express also qualified as a party-in-interest. In addition, certain Plan investments were in ConocoPhillips' common stock or were in Phillips Petroleum Company common stock prior to August 30, 2002. These transactions also qualified as party-in-interest transactions.

NOTE 8--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2002 and 2001, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                           Thousands of Dollars
                                                           --------------------
                                                             2002        2001
                                                           --------------------
Net assets available for benefits as
  reported in the financial statements                     $ 3,973      458,598
Amounts allocated to withdrawing
  Participants at December 31                                    -         (469)
-------------------------------------------------------------------------------
Net assets available for benefits
  as reported in the Form 5500                             $ 3,973      458,129
===============================================================================

The following is a reconciliation of distributions to participants for the year ended December 31, 2002, as reflected in these financial statements to the amount reflected in the Plan's Form 5500:

                                                                   Thousands of
                                                                      Dollars
                                                                   ------------
Distributions to participants as reported
  in the financial statements                                      $     28,009
Amount allocated to withdrawing
  participants at December 31, 2001                                        (469)
-------------------------------------------------------------------------------
Distributions to participants as reported
  in the Form 5500                                                 $     27,540
===============================================================================

NOTE 9--SUBSEQUENT EVENTS

Effective January 1, 2003, (i) Tosco Corporation, the Plan Sponsor, merged into ConocoPhillips Company, which became the Plan Sponsor, and (ii) CILP contributions ceased. Effective March 31, 2003, the final Pension Equity Retirement Contribution (PERC) was made.

Effective April 14, 2003, the Plan was terminated. The remaining Plan accounts were distributed or rolled over into the ConocoPhillips Savings Plan, as directed by the participants.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)                       TOSCO CORPORATION
SCHEDULE H, LINE 4i                                    CAPITAL ACCUMULATION PLAN

At December 31, 2002

(a)(b) Identity of    (c) Description of investment     Thousands of Dollars
 issue, borrower,     including maturity date,       --------------------------
lessor, or similar    rate of interest, collateral,  (d) Historical (e) Current
      party             par or maturity value              Cost         Value
-------------------  ------------------------------  --------------  ----------
The Vanguard Group*  13,558 units, Vanguard
                       PRIMECAP Fund                       **         $     524

                     18,581 units, Vanguard
                       Wellington Fund                     **               457

                     330,359 units, Vanguard
                       Federal Money Market Fund           **               330

                     6,048 units, Vanguard
                       500 Index Fund                      **               491

                     3,213 units, Vanguard
                       Long-Term Treasury Fund             **                38

                     8,816 units, Vanguard
                       International Growth Fund           **               107

                     112 units, Vanguard
                       Explorer Fund                       **                 5

                     1,880 units Vanguard
                       Total Bond Market Index Fund        **                20

                     67 units, Vanguard
                       Extended Market Index Fund          **                 1
-------------------------------------------------------------------------------
                                                                          1,973
-------------------------------------------------------------------------------

American Express*    1,950,962 units, American Express
                       Income Fund                         **             1,951

Credit Suisse        4,670 units, Credit Suisse
                       Warburg Pincus Value II             **                49
-------------------------------------------------------------------------------

                                                                      $   3,973
-------------------------------------------------------------------------------

 * Party-in-interest

** Historical cost information is not required for participant-directed investments.

EXHIBIT INDEX                                                  TOSCO CORPORATION
                                                       CAPITAL ACCUMULATION PLAN

EXHIBIT
NUMBER                      DESCRIPTION
------                      -----------
 23         Consent of Independent Auditors.

 99         Certifications Pursuant to 18 U.S.C. Section 1350, As Adopted
              Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.